UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GreenSky, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

39572G100
(CUSIP Number)

September 13, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39572G100	13G	Page 2 of 7 Pages

1	Name Of Reporting Persons Jewish Federation of Greater Atlanta, Inc.
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Georgia
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
6,635,735
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
6,635,735

9	Aggregate Amount Beneficially Owned By Each Reporting Person 6,635,735
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row (9) 5.8%
12	Type Of Reporting Person (See Instructions) CO

CUSIP No. 39572G100	13G	Page 3 of 7 Pages

1	Name Of Reporting Persons Eric M. Robbins
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
6,635,735
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
6,635,735

9	Aggregate Amount Beneficially Owned By Each Reporting Person 6,635,735
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row (9) 5.8%
12	Type Of Reporting Person (See Instructions) IN

CUSIP No. 39572G100	13G	Page 4 of 7 Pages

Item 1 (a).	Name of Issuer:

GreenSky, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

5565 Glenridge Connector, Suite 700

Atlanta, Georgia 30342

Item 2 (a).	Name of Person Filing:

Jewish Federation of Greater Atlanta, Inc.

Eric M. Robbins

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

Jewish Federation of Greater Atlanta, Inc.

1440 Spring Street, NW

Atlanta, Georgia 30309

Eric M. Robbins

1440 Spring Street, NW

Atlanta, Georgia 30309

Item 2 (c).	Citizenship:

Jewish Federation of Greater Atlanta, Inc.

Georgia

Eric M. Robbins

United States

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e).	CUSIP Number:

39572G100

Item 3.	Not applicable

CUSIP No. 39572G100	13G	Page 5 of 7 Pages

Item 4.	Ownership

(a) Amount beneficially owned: 6,635,735

(b) Percent of class: 5.8%

(c) Number of shares as to which each such person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	6,635,735
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	6,635,735

Jewish Federation of Greater Atlanta, Inc. holds 6,635,735 shares of GreenSky, Inc.’s Class A Common Stock. Eric M. Robbins serves as the President and Chief Executive Officer of Jewish Federation of Greater Atlanta, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 39572G100	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2022

JEWISH FEDERATION OF GREATER ATLANTA, INC.

By:	/s/ Marcie S. Beskind
Name:	Marcie S. Beskind
Title:	Chief Financial Officer and Chief Administrative Officer

ERIC M. ROBBINS

/s/ Eric M. Robbins

CUSIP No. 39572G100	13G	Page 7 of 7 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date:  February 3, 2022

JEWISH FEDERATION OF GREATER ATLANTA, INC.

By:	/s/ Marcie S. Beskind
Name:	Marcie S. Beskind
Title:	Chief Financial Officer and Chief Administrative Officer

ERIC M. ROBBINS

/s/ Eric M. Robbins